Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* Hudgions, Annette W.	2. Date of Event Requiring Statement (Month/Day/Year) August 16, 2002	4. Issuer Name and Tickler or Trading Symbol OLD NATIONAL BANCORP ONB
(Last) (First) (Middle) 800 S Main Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####	5. Relationship of Reporting Person(s) to Issuer (Check all applicable)	6. If Amendment, Date of Original (Month/Day/Year) August 22, 2002
Director	10% Owner
(Street) Henderson KY 42420	X	Officer (give title below)	Other (specify below)	7. Individual or Joint/Group Filing (Check Applicable Line)
President & CEO/ Old National Service Division	X	Form filed by One Reporting Person
(City) (State) (Zip)	Form filed by More than One Reporting Person
Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	4,387.300	D

Common Stock	326.774	D(1)

Common Stock	4,584.266	I(2)

D Annette Hudgions
D(1) Annette W & John D Hudgions
I(2) ONB Emp Savings & Profit Sharing Plan

FORM 3 (continued)	Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr. 4)	2.Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option - Right to Buy	(1)	6/27/2011	Common Stock	27,720	$25.13	Direct (D)

Employee Stock Option - Right to Buy	(2)	1/22/2012	Common Stock	30,500	$23.83	Direct (D)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1) The Option vests in 4 equal annual installments beginning on February 1, 2002.* (*) Subject to Accelerated Vesting in Certain Circumstances.

(2) The Option vests in 4 equal annual installments beginning on January 22, 2002.* (*) Subject to Accelerated Vesting in Certain Circumstances.

	**Signature of Reporting Person	Date

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 6 for procedure.